RMBR Bevs Inc.
(formerly known as Komunity Kombucha LLC)

(a Delaware Corporation; formerly an Illinois Limited Liability Company)

Reviewed Financial Statements

As of the year ended December 31, 2024 and 2023

Reviewed by



Alice.CPA LLC

A New Jersey CPA Company

Financial Statements

RMBR Bevs Inc.
(formerly known as Komunity Kombucha LLC)

Table of Contents




Independent Accountant's Review Report

December 21, 2025
To: Board of Directors of RMBR Bevs Inc.
Re: 2024-2023 Financial Statement Review– RMBR Bevs Inc.
Chicago, IL

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of RMBR Bevs Inc. (formerly known as Komunity Kombucha LLC), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of RMBR Bevs Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
December 21, 2025



229 Park Ave S, Suite 70037
New York, New York 10003-1502



Info@Alice.CPA



RMBR Bevs Inc.
(formerly known as Komunity Kombucha LLC)
BALANCE SHEET
December 31, 2024 and 2023
(Unaudited)

ASSETS		2024		2023
Current Assets				
Cash and cash equivalents	$	18,361	$	57,516
Accounts receivable		13,495		26,891
Inventories		27,361		13,030
Prepaid and other current assets		1,600		-
Total Current Assets		60,817		97,437
Noncurrent Assets				
Property and equipment		28,722		37,342
Total Noncurrent Assets		28,722		37,342
Total Assets	$	89,539	$	134,779
LIABILITIES AND MEMBER'S EQUITY				
Current Liabilities				
Accounts payable	$	17,572	$	9,480
Credit card liability		20,569		9,607
Accrued liabilities		-		2,488
Total Current Liabilities		38,141		21,575
Long-Term Liabilities				
Member loans, long-term		40,000		-
Loans payable, long-term		16,310		20,090
Total Long-Term Liabilities		56,310		20,090
Total Liabilities		94,451		41,665
Member's Equity				
Member's equity		(4,912)		93,114
Total Member's Equity		(4,912)		93,114
Total Liabilities and Member's Equity	$	89,539	$	134,779

The accompanying footnotes are an integral part of these financial statements.

RMBR Bevs Inc.
(formerly known as Komunity Kombucha LLC)
INCOME STATEMENTS
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	2024	2023
Revenues	$ 724,435	$ 528,232
Cost of Goods Sold	(374,780)	(236,309)
Gross Profit	349,655	291,923
Operating Expenses		
Salaries and wages	224,865	150,130
Advertising and marketing	12,015	6,499
General and administrative	179,854	58,696
Professional services	17,116	8,665
Depreciation	8,620	7,649
Total Operating Expenses	442,470	231,639
Other Income/ (Expense)		
Interest expense	(1,267)	(1,517)
Total Other Income/ (Expense)	(1,267)	(1,517)
Net Income (Loss)	$ (94,082)	$ 58,767

The accompanying footnotes are an integral part of these financial statements.

RMBR Bevs Inc.
(formerly known as Komunity Kombucha LLC)
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	Common Units	Capital Contribution	Owner's Draw	Retained Earnings	Total Member's Equity
Balance as of December 31, 2022	8,000,000	$ -	$ -	$ 51,980	$ 51,980
Member contribution	-	24,237	-	-	24,237
Member distribution	-	-	(41,870)	-	(41,870)
Net income	-	-	-	58,767	58,767
Balance as of December 31, 2023	8,000,000	$ 24,237	$ (41,870)	$ 110,747	$ 93,114
Member distribution	-	-	(3,944)	-	(3,944)
Net loss	-	-	-	(94,082)	(94,082)
Balance as of December 31, 2024	8,000,000	$ 24,237	$ (45,814)	$ 16,665	$ (4,912)

The accompanying footnotes are an integral part of these financial statements.

RMBR Bevs Inc.
(formerly known as Komunity Kombucha LLC)
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	2024	2023
Cash Flows from Operating Activities		
Net Income (Loss)	$ (94,082)	$ 58,767
Adjustments to reconcile net income (loss) to net cash provided by operations:		-
Depreciation	8,620	7,649
Changes in operating assets and liabilities:		
Accounts receivable	13,396	(20,254)
Inventories	(14,331)	(13,030)
Prepaids	(1,600)	-
Accounts payable	8,092	9,480
Credit card liability	10,962	4,169
Accrued liabilities	(2,488)	1,746
Net cash provided by (used in) operating activities	(71,431)	48,527
Cash Flows from Investing Activities		
Property and equipment	-	(16,692)
Net cash used in investing activities	-	(16,692)
Cash Flows from Financing Activities		
Proceeds from shareholder loans	40,000	-
Repayment of loans	(3,780)	(3,530)
Member contribution	-	24,237
Member distribution	(3,944)	(41,870)
Net cash provided by (used in) financing activities	32,276	(21,163)
Net change in cash and cash equivalents	(39,155)	10,672
Cash and cash equivalents at beginning of period	57,516	46,844
Cash and cash equivalents at end of period	$ 18,361	$ 57,516
Supplemental information		
Interest paid	$ (1,267)	$ (1,517)
Income taxes paid	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

RMBR Bevs Inc. (fka Komunity Kombucha LLC)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Komunity Kombucha LLC (the "Company") was formed in the State of Illinois on October 3, 2019. The Company is engaged in the research, development, production, and sale of kombucha beverages under the brand "Komunity Kombucha." From inception through 2021, the Company focused primarily on product formulation, testing, and establishing small-batch brewing processes. The Company began commercial sales in 2022, distributing its kombucha products to consumers through direct channels and local retail partners.

On April 25, 2025, the Company was converted from an Illinois limited liability company into a Delaware corporation under the name RMBR Bevs Inc. pursuant to Section 265 of the Delaware General Corporation Law and the Illinois Entity Omnibus Act.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses as a result of cash in excess of federally insured limits.

RMBR Bevs Inc. (fka Komunity Kombucha LLC)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(UNAUDITED)

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company maintains its cash balances with federally insured financial institutions and, at times, balances may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk related to cash and cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2024 and 2023, the Company has $18,361 and $57,516, respectively, in cash and cash equivalents.

Receivables and Credit Policy

Trade accounts receivable are recorded at the estimated collectible amounts due under contractual terms. Trade credit is generally extended on a short-term basis and, therefore, trade accounts receivable do not bear interest under normal trade terms. In certain instances, the Company may obtain a down payment ahead of providing goods or services to its customers.

The Company evaluates its accounts receivable for impairment in accordance with the Current Expected Credit Losses (CECL) model under ASC 326. This model requires the recognition of lifetime expected credit losses at the time the financial asset is originated or acquired. The Company estimates expected credit losses based on historical experience, current economic conditions, and reasonable and supportable forecasts.

As part of its credit risk management, the Company routinely assesses the financial condition of its customers and monitors outstanding balances. Based on this evaluation, management determined that the expected credit losses related to accounts receivable were not material. Accordingly, no allowance for credit losses was recorded as of December 31, 2024 or 2023.

As of December 31, 2024 and 2023, the Company had gross accounts receivable of $13,495 and $26,891, respectively.

Prepaid Expenses

The Company capitalizes payments for future goods or services to be expensed over the course of their usefulness. Such assets are expected to be recognized in the next twelve months and thus included in current assets on the balance sheets.

Inventory

Inventory is stated at the lower of cost or net realizable value. Cost includes all direct materials and supplies used in production, as well as costs incurred to bring the inventory to its present location and condition. These include ingredients (such as sugar, tea, herbs, and flavoring components), packaging materials (including bottles, trays, and cans), and direct production-related labor and manufacturing charges billed by the Company's contract manufacturer.

Inventory cost is determined using the first-in, first-out (FIFO) method.

Inventories are held at the Company's warehouse facility in Chicago and consist primarily of finished goods ready for distribution to customers. The Company periodically evaluates its inventories for excess and obsolete items and records write-downs when necessary to reduce carrying amounts to estimated net realizable value.

RMBR Bevs Inc. (fka Komunity Kombucha LLC)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(UNAUDITED)

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly increase the productive capacity or extend the useful life of an asset are capitalized. Expenditures for routine maintenance and repairs are expensed as incurred. When assets are sold or retired, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in the income statements.

Depreciation is calculated using the **straight-line method** over the estimated useful lives of the respective assets. The Company's property and equipment primarily consist of:
- Vehicles – 5 years
- Brewing tanks– 10 years
- Production equipment and machinery – 5 years

The Company reviews the carrying value of property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the estimated undiscounted future cash flows related to the asset is less than its carrying amount, an impairment loss is recognized for the excess of the carrying amount over the asset's fair value. Factors considered in this assessment include operating results, future business plans, economic conditions, technological change, and other relevant external and internal factors. Based on management's evaluation, no impairment of property and equipment was identified for the years ended December 31, 2024 and 2023.

Accounts Payable

Accounts payable are recorded at their invoiced amounts and represent obligations to pay for goods or services received. They are classified as current liabilities unless payment is not due within one year. Accounts payable are recognized at the transaction date and are subsequently measured at amortized cost, which typically equals the original invoiced amount. The Company has accounts payable amounting to $17,572 and $9,480 as of December 31, 2024, and 2023, respectively.

Accrued Liabilities

Accrued liabilities represent liabilities for goods or services that have been received but not yet paid for as of the reporting date. These expenses are recognized when incurred, based on the best estimate of the amount owed, even if no formal invoice has been received. Accrued liabilities are classified as current liabilities and are typically settled within the normal operating cycle. The Company has accrued liabilities amounting to $0 and $2,488 as of December 31, 2024 and 2023, respectively.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers*. The Company's revenue is derived primarily from the sale of beverage products to wholesale and direct customers. Each sale represents a contract with a customer to transfer specifically identifiable goods, which constitute a single performance obligation.

Revenue is recognized when control of the product transfers to the customer, which generally occurs upon shipment or delivery, depending on the terms of the sale. The transaction price is determined based on the stated price of the goods, net of applicable discounts or promotional allowances. Sales and other taxes collected from customers are excluded from revenue.

RMBR Bevs Inc. (fka Komunity Kombucha LLC)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(UNAUDITED)

Cost of Goods Sold

Cost of goods sold includes all costs directly attributable to the production of the Company's beverage products. These costs consist of raw materials and ingredients purchased by the Company, including sugar, tea, herbs, flavoring components, and packaging materials. COGS also includes contract manufacturing charges related to labor incurred in producing finished goods, as well as other production-related costs necessary to bring inventory to its current condition and location.

Advertising

The Company expenses advertising costs as they are incurred.

Income Taxes

The Company is organized as a single-member limited liability company. For U.S. federal and state income tax purposes, the Company is not taxed at the entity level; instead, all taxable income or loss is reported directly by the sole member on the member's individual income tax return. Accordingly, no provision for income taxes is included in the accompanying financial statements.

The Company evaluates its tax positions in accordance with applicable accounting guidance and recognizes the effect of uncertain tax positions only if it is more likely than not that such positions would be sustained upon examination. The Company did not identify any uncertain tax positions for the years ended December 31, 2024 and 2023.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – INVENTORIES

Inventories consist of the following as of December 31, 2024 and 2023:

	2024	2023
Finished goods	$ 27,361	$ 13,030
Total Inventories	$ 27,361	$ 13,030

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment, net consisted of the following as of December 31, 2024 and 2023:

	2024	2023
Vehicle	$ 26,847	$ 26,847
Brewing tanks	11,672	11,672

RMBR Bevs Inc. (fka Komunity Kombucha LLC)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(UNAUDITED)

Equipment		10,420		10,420
Less: accumulated depreciation		(20,217)		(11,597)
Total property and equipment, net	$	28,722	$	37,342

Depreciation expense for the years ended December 31, 2024 and 2023 were $8,620 and $7,649, respectively.

NOTE 5 – LOANS PAYABLE, LONG-TERM

The Company entered into a financing agreement with Wells Fargo to purchase a 2017 Ram ProMaster City vehicle. The loan was issued with an original principal balance of $26,847, bears interest at 6.89%, and requires fixed monthly payments of $420.60. The loan is secured by the vehicle and has a contractual maturity date of August 4, 2028. The outstanding principal balance of the loan was $16,310 and $20,090 as of December 31, 2024 and 2023, respectively.

NOTE 6 – RELATED PARTY TRANSACTIONS

Member Loans, Long Term

From time to time, the sole member of the Company issue loans to the Company to fund the business. The loan does not bear interest and has no set repayment terms. As of December 31, 2024, and 2023 the outstanding balance was $40,000 and $0, respectively. The member has no intention of calling the loan within 12 months; therefore, the loan is classified as long-term.

NOTE 7 – EQUITY

Member's Equity

The Company was initially organized as a single-member limited liability company. As of December 31, 2024 and 2023, the sole member owned 8,000,000 common units, representing 100% of the ownership interest of the Company. As a single-member LLC, all profits and losses are attributable to the sole member, and no distributions were made other than those authorized by the member in accordance with the operating structure of the Company.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2024 and 2023.

NOTE 9 – SUBSEQUENT EVENTS

Conversion to Corporation

On April 25, 2025, Komunity Kombucha LLC approved and executed a Plan of Conversion to convert from an Illinois limited liability company into a Delaware corporation under the name RMBR Bevs Inc. The conversion was completed pursuant to Section 265 of the Delaware General Corporation Law and the applicable provisions of the Illinois Limited Liability Company Act. At the effective time

RMBR Bevs Inc. (fka Komunity Kombucha LLC)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(UNAUDITED)

of the conversion, all membership interests of the LLC were automatically converted into shares of common stock of RMBR Bevs Inc. in accordance with the Company's Certificate of Incorporation. The Company also appointed its initial directors and adopted corporate bylaws upon conversion.

Crowdfunding Offering

The Company initiated plans to raise additional capital through a crowdfunding offering, which is expected to be conducted under Regulation Crowdfunding. As part of the planned raise, the Company intends to issue Simple Agreements for Future Equity ("SAFEs") with an aggregate target amount of $500,000 and a $5,000,000 valuation cap.

Management's Evaluation

Management has evaluated subsequent events through December 21, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified, except for those listed above, which require adjustment or disclosure in the financial statements.